                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                                TABLE OF CONTENTS

                              Item                                          Page
                              ----                                          ----
Independent Auditors' Report                                                  1

Financial Statements
         Statements of Net Assets Available for Benefits
                  December 31, 2002 and 2001                                  2
         Statements of Changes in Net Assets Available for Benefits
                  For the Years Ended December 31, 2002 and 2001              3
         Notes to Financial Statements                                        4

Schedule H, Line 4i -
         Schedule of Assets (Held at End of Year)
         December 31, 2002                                                    9

Signature                                                                    10

Exhibit Index                                                                11

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Plan's Administration Committee
Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the California Federal Employees' Investment Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in note 1, on December 10, 2002, the executive committee of the board of directors of Citibank (West) FSB voted to merge the Plan into the Citigroup 401 (k) Plan, effective December 31, 2002. Plan assets were transferred on February 3, 2003.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


San Francisco, California
May 29, 2003

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                         2002           2001
                                                     ------------   ------------
Assets:
     Noninterest bearing cash                        $     25,550   $     21,309
                                                     ------------   ------------
     Investments (note 3):
        Money market fund                                 134,439        153,364
        Mutual funds                                  123,730,786    142,589,927
        Common/collective funds                        79,980,957     81,270,350
        Self directed fund                                629,344        536,058
        Citigroup common stock                         16,701,710             --
        Golden State Bancorp common stock                      --     12,708,934
        Golden State Bancorp warrants                       1,492          1,997
        Participant loans                               8,520,753      8,546,070
                                                     ------------   ------------
                 Total investments                    229,699,481    245,806,700
                                                     ------------   ------------
     Receivable:
        Employee contributions                              3,956             --
        Employer contributions                          9,107,644             --
                                                     ------------   ------------
                 Total receivable                       9,111,600             --
                                                     ------------   ------------
                 Net assets available for benefits   $238,836,631   $245,828,009
                                                     ============   ============

See accompanying notes to financial statements.

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                                   2002             2001
                                                              --------------   --------------
Investment income (loss):
     Interest and dividends                                   $   5,781,760    $   7,043,203
     Net depreciation in fair value of investments (note 3)     (35,719,084)     (39,842,440)
                                                              -------------    -------------
                 Total investment loss                          (29,937,324)     (32,799,237)
                                                              -------------    -------------
Contributions:
     Employee                                                    22,840,647       19,968,003
     Employer                                                    20,880,295       18,558,404
     Rollovers                                                    1,426,874        1,014,038
                                                              -------------    -------------
                 Total contributions                             45,147,816       39,540,445
                                                              -------------    -------------
                 Total additions                                 15,210,492        6,741,208
                                                              -------------    -------------
Deductions from net assets attributed to:
     Benefit payments                                           (22,154,537)     (15,420,386)
     Administrative expenses                                        (47,333)        (144,159)
                                                              -------------    -------------
                 Total deductions                               (22,201,870)     (15,564,545)
                                                              -------------    -------------
                 Net decrease                                    (6,991,378)      (8,823,337)

Net assets at beginning of year                                 245,828,009      254,651,346
                                                              -------------    -------------
Net assets at end of year                                     $ 238,836,631    $ 245,828,009
                                                              =============    =============

See accompanying notes to financial statements.

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF THE PLAN

         (a)      GENERAL

                  The following description of the California Federal Employees' Investment Plan (the Plan) provides general information only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

                  The Plan is a defined contribution plan, which covers employees of California Federal Bank (the Bank), its subsidiaries and certain affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                  On February 4, 1998, Golden State Bancorp entered into an Agreement and Plan of Reorganization with First Nationwide (Parent) Holdings Inc., the indirect parent company of the Bank. Effective September 11, 1998, Glendale Federal Bank was merged with and into the Bank. The combined parent company was Golden State Bancorp Inc. (Golden State Bancorp).

                  Citigroup acquired California Federal Bank and the Plan in connection with its acquisition of Golden State Bancorp and its subsidiaries, effective as of November 6, 2002. California Federal Bank was merged with and into Citibank (West), FSB, effective as of November 13, 2002, and the Company thereby became the successor sponsor of the Plan by reason of such merger. As a result of the merger, all shares of Golden State Bancorp common stock were converted to shares of Citigroup common stock. The Plan participants were transferred into the Citigroup 401(k) Plan, effective as of December 31, 2002 and Plan net assets of $230,788,381 were transferred on February 3, 2003 into the Citigroup 401(k) Plan.

         (b)      ELIGIBILITY AND CONTRIBUTIONS

                  Employees who have completed at least 6 months of service are generally eligible to participate in the Plan beginning on the first day of the month coinciding with or immediately following the date on which they become eligible.

                  The Plan provides for automatic enrollment into the Plan at a contribution rate of 3% unless the employee opts, in writing, to participate at a different deferral rate, or to opt out of the Plan.

                  Under the terms of the Plan, the Plan is funded by contributions from the participating employers and employees who elect to participate in the Plan. The participants designate a percentage between 1% and 25% of their annual eligible compensation as their elective contribution. Prior to January 1, 2002, participants could contribute up to 12%. All contributions to the Plan are participant directed. Contributions are subject to certain limitations.

                  The Plan provides for employer matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 2% of employee deferrals. The employee matching contributions are immediately 100% vested. Additionally, an annual discretionary profit-sharing contribution may be made by the employers based on each participant's eligible compensation. The contribution is credited as of the last business day of the calendar year and is not allocated to employees who terminate during the year except for reasons of retirement, death, layoff, or disability. For the years ended December 31, 2002 and 2001, the employers made discretionary profit-sharing contributions of 2.6% and 2.5%, respectively.

                                                                     (Continued)

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  During 2001, a self directed fund option was added to the Plan which allows participants to invest in stocks or mutual funds of their choice. Under the self directed fund option, the participant pays an annual fee of $100 plus a commission for each transaction.

         (c)      PAYMENT OF BENEFITS AND VESTING

                  Participants are immediately vested in their own contributions and the employers' matching and profit-sharing contributions plus actual earnings thereon. Immediate vesting of the employer matching contributions became effective January 1, 2000.

                  Under the terms of the Plan, participants are eligible for benefit payments upon termination of employment. The benefit payments are based on the participants' individual accounts, and are disbursed in a lump sum. While employed, hardship withdrawals and age 59-1/2 withdrawals are permitted.

         (d)      PARTICIPANT LOANS

                  Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 reduced by the highest total outstanding loan balance during the 12-month period before the date on which the loan is made or 50% of their vested account balances. Loan repayment terms range from one to five years or up to ten years for the purchase of a primary residence. Loans are secured by the participant's account and bear interest at the rate of prime plus 1%, determined at the time of the loan. Principal and interest are paid ratably through payroll deductions. Participants requesting a loan pay a loan origination fee of $15.

         (e)      FORFEITURES

                  The nonvested portion of the employers' matching accounts of terminated participants is forfeited in accordance with the terms of the Plan. As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $0 and $31,976, respectively. Also, in 2002, employer contributions and administrative expenses were reduced by forfeitures of $163,595 and $12,121, respectively, and in 2001, employer contributions and administrative expenses were reduced by forfeitures of $410,032 and $114,266, respectively.

                  Immediate vesting of the employer matching contribution became effective as of January 1, 2000. Terminated participants as of that date with accounts in the Plan remained unvested in their accounts. As such, forfeitures in 2001 and 2002 represent the forfeitures associated with the unvested accounts from such terminated participants.

         (f)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of (i) the employers' contribution and (ii) Plan earnings, and each participant's account is charged with an allocation of Plan expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

                                                                     (Continued)

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements are prepared under the accrual method of accounting.

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         (c)      INVESTMENTS

                  The Plan's investments are stated at fair value except for the Putnam Stable Value Fund which is valued at contract value (note 2(e)). Shares of registered investment companies and common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Collective funds are valued based on the quoted market prices of the underlying investments held in the funds at year-end except for its benefit responsive investment contract which is valued at contract value (note 2(e)). Shares of Citigroup common stock, Golden State Bancorp stock, and Golden State Bancorp warrants are valued at quoted market prices. Money market funds and participant loans are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold, as well as held during the year, less investment fees.

         (d)      RISKS AND UNCERTAINTIES

                  The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         (e)      PUTNAM STABLE VALUE FUND

                  The Plan's investment options include the Putnam Stable Value Fund (the Fund), a collective fund that invests in guaranteed investment contracts. The Fund is credited with earnings on the underlying investments and charged for plan withdrawals. The Fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. For the years ended December 31, 2002 and 2001, the average yield was approximately 4.95% and 6.00%, respectively, and the crediting interest rates range was approximately 3.02% to 7.54% and 5.0% to 7.5%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

                                                                     (Continued)

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

         (f)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

         (g)      ADMINISTRATIVE EXPENSES

                  Payment of administrative expenses of the Plan is primarily the responsibility of the Plan; however, certain investment and direct administrative expenses may be paid by the Bank and not reflected in the financial statements. In addition, forfeitures may be used to pay plan administrative expenses.

(3)      INVESTMENTS

         The following table represents the fair value of individual investments as of December 31, 2002 and 2001. Those which exceed 5% of the Plan's net assets are separately identified (*):

                                                         2002           2001
                                                     ------------    -----------
Money market fund:
    SDM Money Market Fund                            $    134,439    $   153,364
                                                     ------------    -----------
Mutual funds:
    Putnam Voyager Fund*                               25,417,342     36,052,910
    Putnam New Opportunities Fund*                     22,478,620     33,299,174
    Putnam Asset Allocation Growth Fund*               10,788,087     12,511,750
    Putnam Asset Allocation Balanced Fund*             23,814,056     25,651,946
    Putnam Asset Allocation Conservative Fund           3,746,546      3,882,108
    Credit Suisse Institutional Small Company Fund      3,158,651      4,673,502
    Pimco Total Return Fund*                           19,024,062     12,938,311
    Putnam International Growth Fund*                  10,506,949     12,040,833
    Putnam Small Cap Value Fund                         3,284,112        960,322
    MSIF Mid Cap Core Portfolio                         1,512,361        579,071
                                                     ------------    -----------
                                                      123,730,786    142,589,927
                                                     ------------    -----------
Common/collective funds:
    Putnam S&P 500 Index Fund*                         31,281,017     39,964,827
    Putnam Stable Value Fund*                          48,699,940     41,305,523
                                                     ------------    -----------
                                                       79,980,957     81,270,350
                                                     ------------    -----------
Self directed fund:
    Harrisdirect                                          629,344        536,058
                                                     ------------    -----------
Citigroup common stock*                                16,701,710             --
Golden State Bancorp common stock*                             --     12,708,934
Golden State Bancorp warrants                               1,492          1,997
Participant loans                                       8,520,753      8,546,070
                                                     ------------   ------------
                                                     $229,699,481   $245,806,700
                                                     ============   ============

                                                                     (Continued)

                  CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

         During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $35,719,084 and $39,842,440, respectively, as follows:

                                        2002            2001
                                    -------------    ------------
Mutual funds                        $(31,227,905)    (32,378,170)
Common/collective funds               (9,160,539)     (5,303,956)
Self directed fund                      (341,912)         72,825
Golden State Bancorp common stock      5,277,200      (2,233,139)
Citigroup common stock                  (265,928)             --
                                    ------------     -----------
                                    $(35,719,084)    (39,842,440)
                                    ============     ===========

         The net (depreciation) appreciation for the self-directed account has not been segregated by type of investment as the information is not readily available and the amounts are not material. The self directed fund consists primarily of common stock.

(4)      RELATED PARTY TRANSACTIONS (Party-in-Interest)

         The Plan sponsor is the plan administrator, as defined in the Plan, and therefore, all Golden State Bancorp common stock and Citigroup common stock transactions involving the Plan qualify as party-in-interest transactions. Certain Plan investments are managed by Putnam Fiduciary Trust Company (Putnam). Putnam is the trustee as defined by the Plan.


(5)      GOLDEN STATE BANCORP WARRANTS

         On April 10, 2000, the Glendale Federal Sheltered Pay Plan, which was frozen effective September 11, 1998, was merged into the Plan. Assets transferred into the Plan included 1,942 Golden State Bancorp warrants. These warrants are litigation tracking warrants and trade under the symbol GSBNZ. The plan sponsor has filed with the Department of Labor
         (DOL) for a retroactive administrative exemption to hold the warrants. The DOL has acknowledged receipt and is in the process of reviewing that filing.


(6)      TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Bank by a letter dated August 19, 2002 that the Plan and the related trust are designed and operated in accordance with applicable sections of the Internal revenue Code (IRC). While the plan is currently inactive, with no Participants and no assets, the Plan administrator and the Plan's legal counsel believe that up to the time that the Plan became inactive, the Plan was designed and being operated in compliance with the applicable requirements of the IRC. Therfore, no provision for income taxes is included in the Plan's financial statements.

                  CALIFORNIA FEDERAL EMPLOYEES'INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                              (c)
                   (b)                          DESCRIPTION OF INVESTMENT, INCLUDING                 (d)
        IDENTITY OF ISSUER, BORROWER,             MATURITY DATE, RATE OF INTEREST,                 CURRENT
(a)       LESSOR, OR SIMILAR PARTY               COLLATERAL, PAR, OR MATURITY VALUE                 VALUE
-----   -----------------------------   -----------------------------------------------------   -------------
   *         Putnam Investments         134,439 shares of money market fund                     $     134,439
                                                                                                -------------
                                        Mutual funds:
             Credit Suisse                 486,695 shares of Credit Suisse
                                              Institutional Small Company Fund                      3,158,651
   *         Putnam Investments            636,014 shares of Putnam International Growth Fund      10,506,949
   *         Putnam Investments            292,441 shares of Putnam Small Cap Value Fund            3,284,112
   *         Putnam Investments            1,947,688 shares of Putnam Voyager Fund                 25,417,342
   *         Putnam Investments            770,343 shares of Putnam New Opportunities Fund         22,478,620
   *         Putnam Investments            1,353,587 shares of Putnam Asset Allocation
                                              Fund - Growth Portfolio                              10,788,087
   *         Putnam Investments            2,845,168 shares of Putnam Asset Allocation
                                              Fund - Balanced Portfolio                            23,814,056
   *         Putnam Investments            471,857 shares of Putnam Asset Allocation
                                              Fund - Conservative Portfolio                         3,746,546
             Pimco                         1,782,948 shares of Pimco Total Return Fund             19,024,062
             MSIF                          104,229 shares of MSIF Mid Cap Core Portfolio            1,512,361
                                                                                                -------------
                                                                                                  123,730,786
                                                                                                -------------
                                        Collective funds:
   *         Putnam Investments            1,445,518 shares of S&P 500 Index Fund                  31,281,017
   *         Putnam Investments            48,699,940 shares of Putnam Stable Value Fund           48,699,940
                                                                                                -------------
                                                                                                   79,980,957
                                                                                                -------------
             Harrisdirect               629,344 shares of self directed fund                          629,344
                                                                                                -------------
   *         Citigroup                  474,615 shares of common stock                             16,701,710
   *         Golden State Bancorp       1,421 warrants                                                  1,492
   *         Participants               Participant loans (interest rates, 5.25% to 10.50%;
                                           number of loans, 1,626)                                  8,520,753
                                                                                                -------------
                                                                                                $ 229,699,481
                                                                                                =============

* Party-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                   CALIFORNIA FEDERAL EMPLOYEES' INVESTMENT PLAN

Date:  June 30, 2003

                                   By: /s/ Michael E. Schlein
                                       ----------------------------------------
                                       Michael E. Schlein
                                       Senior Vice President for
                                       Global Corporate Affairs,
                                       Human Resources, and
                                       Business Practices

                                  EXHIBIT INDEX

Exhibit No.                               Description
-----------                               -----------
   23.01            Consent of KPMG LLP, Independent Auditors.

   99.01 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.